                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                   51job, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
         including American Depositary Shares representing Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    316827104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Rick Yan
                                   Building 3
                            No. 1387, Zhang Dong Road
                                 Shanghai 201203
                           People's Republic of China
                             Tel: +(86-21) 3201-4888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                       (Continued on the following pages)
                               (Page 1 of 5 Pages)

CUSIP No. 316827104                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Rick Yan

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]
          (b)  [ ]

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          PF

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          Hong Kong SAR, People's Republic of China

--------------------------------------------------------------------------------

CUSIP No. 316827104                                            Page 3 of 5 Pages


--------------------------------------------------------------------------------

                 7.   Sole Voting Power

                      16,195,286

               -----------------------------------------------------------------

                 8.   Shared Voting Power
  Number of
   Shares             N/A
Beneficially
  Owned by     -----------------------------------------------------------------
    Each
 Reporting       9.   Sole Dispositive Power
Person With
                      16,195,286

               -----------------------------------------------------------------

                10.   Shared Dispositive Power

                      N/A

--------------------------------------------------------------------------------

                11.   Aggregate Amount Beneficially Owned by Each Reporting
                      Person

                      16,195,286
--------------------------------------------------------------------------------

                12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

                13.   Percent of Class Represented by Amount in Row (11)

                      28.8%

--------------------------------------------------------------------------------

                14.   Type of Reporting Person (See Instructions)

                      IN

CUSIP No. 316827104                                            Page 4 of 5 Pages


     This Amendment No. 2 ("Amendment No.2") amends and supplements the statement on Schedule 13D dated September 15, 2006 and amended by Amendment No. 1 on November 22, 2006 (the "Schedule 13D") of Rick Yan (the "Reporting Person") with respect to common shares, par value $0.0001 per share ("Common Shares"), of 51job, Inc. (the "Issuer"), including Common Shares represented by American depositary shares ("ADSs"), each ADS representing two Common Shares. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended and supplemented as follows:

(b) The business address of the Reporting Person is Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People's Republic of China.

(c) The Issuer's principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People's Republic of China.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and supplemented as follows:

(a) The Reporting Person beneficially owns 16,195,286 Common Shares, constituting 28.8% of the issued and outstanding share capital of the Issuer based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on March 1, 2007.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 16,195,286 Common Shares beneficially owned by the Reporting Person.

(c) On April 10, 2007, 1,000,000 Common Shares were sold by the Reporting Person in a private sale to Recruit Co., Ltd. ("Recruit") for an aggregate consideration of $13,000,000, or $13.00 per Common Share (the equivalent of $26.00 per ADS), pursuant to an option granted by Recruit to the Reporting Person under a stock purchase agreement with Recruit, dated April 5, 2006 and described in further detail in Item 6 to the Schedule 13D.

CUSIP No. 316827104                                            Page 5 of 5 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2007
--------------------------------------------------------------------------------
Date

/s/ Rick Yan
--------------------------------------------------------------------------------
Signature

Rick Yan
--------------------------------------------------------------------------------
Name/Title